EXHIBIT (A)(20)


         FOR IMMEDIATE RELEASE
         November 1, 1996

                                       Contact: Robert C. Fort
                                       (757) 629-2714

         NORFOLK SOUTHERN ASKS COURT TO BLOCK CONRAIL 'POSION PILL'

         NORFOLK, VA -- Norfolk Southern (NYSE:NSC) today asked a federal judge in Philadelphia to block Conrail (NYSE:CRR) from executing a "draconian" plan that would effectively force its shareholders to accept CSX's (NYSE:CSX) merger offer and prevent them from even considering Norfolk Southern's higher offer for Conrail.

              In its motion for a temporary restraining order, Norfolk Southern said Conrail's plan represents "the most egregious instance of a company hastily 'locking up' a transfer of control to a favored bidder without regard for the best interests of its shareholders or other constituen-cies."

              Norfolk Southern asked the Court to stop Conrail from distributing its "Poison Pill" rights on November 7. The distribution of the rights would essentially trigger Conrail's "poison pill" defense against any potential buyer except CSX. Judge Donald W. Van Artsdalen has tentatively scheduled a hearing on Norfolk Southern's motion for a temporary restraining order for Noon Monday (November 4).

              "Conrail's directors have essentially ceded their fiduciary duties" to CSX, Norfolk Southern said in its filing. Execution of the "Rights Plan" would cause an "enormous dilution" of Conrail stock, Norfolk Southern said.

              In its filing, Norfolk Southern said that Conrail, its directors and CSX are attempting "to coerce, mislead and fraudulently manipulate Conrail's shareholders to swiftly deliver control of Conrail to CSX pursuant to a tender offer" in stock and cash with a value of slightly more than $85 per Conrail share (as of October 29, 1996).

              Norfolk Southern on October 24 made a $100-a-share all-cash offer for all shares of Conrail common stock.

              "We believe that Conrail shareholders should have the right to consider our offer, which is clearly better for them and ultimately for shippers, communities, employees and the public interest," said David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern.

              In an amended complaint filed Wednesday, Norfolk Southern noted that under the terms of Conrail's deal with CSX, Conrail directors are prohibited from terminating the agreement for 180 days even if their fiduciary duties required them to do so. "Conrail directors have agreed to take a six-month leave of absence during what may be the most critical six months in Conrail's history," Norfolk Southern's complaint said.

              Norfolk Southern is a transportation holding company that operates a 14,500-mile rail system in 20 states and a trucking line.


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